

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 12, 2007

<u>Via US Mail and Facsimile</u>

Mr. Melody Sullivan
Chief Financial Officer
American Wagering, Inc.
675 Grier Drive
Las Vegas, Nevada 89119

   Re: **American Wagering, Inc.**
      Form 10-KSB for the year ended January 31, 2007
      File No. 000-20685

Dear Ms. Sullivan:

  We have completed our review of your Form 10-KSB and have no further comments at this time.

           Sincerely,

           David R. Humphrey
           Branch Chief